UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2017
Commission file number 1- 32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2017

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Voyage revenues (note 9a)	104,285	100,658	306,369	295,670
Voyage expenses	(1,466)	(355)	(3,899)	(1,354)
Vessel operating expenses (note 9a)	(26,724)	(22,055)	(76,113)	(66,320)
Depreciation and amortization	(24,980)	(24,041)	(77,894)	(70,521)
General and administrative expenses (notes 9a, 9e and 13)	(2,793)	(3,573)	(11,592)	(14,865)
Write-down and loss on sales of vessels (note 14)	(38,000)	—	(50,600)	(27,439)
Income from vessel operations	10,322	50,634	86,271	115,171
Equity income	1,417	13,514	6,797	52,579
Interest expense (notes 7 and 10)	(20,091)	(15,644)	(57,604)	(42,910)
Interest income	602	653	2,035	1,800
Realized and unrealized (loss) gain on non-designated derivative instruments (note 10)	(2,178)	5,004	(8,375)	(50,406)
Foreign currency exchange (loss) gain (notes 7 and 10)	(5,104)	504	(24,497)	(10,139)
Other income	356	397	1,137	1,223
Net (loss) income before income tax expense	(14,676)	55,062	5,764	67,318
Income tax expense (note 8)	(750)	(209)	(1,143)	(722)
Net (loss) income	(15,426)	54,853	4,621	66,596
Non-controlling interest in net (loss) income	3,470	4,746	10,533	10,556
Preferred unitholders' interest in net (loss) income	2,813	—	8,438	—
General Partner’s interest in net (loss) income	(434)	1,002	(287)	1,121
Limited partners’ interest in net (loss) income	(21,275)	49,105	(14,063)	54,919
Limited partners’ interest in net (loss) income per common unit: (note 12)
• Basic	(0.27)	0.62	(0.18)	0.69
• Diluted	(0.27)	0.62	(0.18)	0.69
Weighted-average number of common units outstanding:
• Basic	79,626,819	79,571,820	79,614,731	79,567,188
• Diluted	79,626,819	79,697,417	79,773,745	79,659,822
Cash distributions declared per common unit	0.14	0.14	0.42	0.42
Related party transactions (note 9)
Commitments and contingencies (note 11)
Subsequent events (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Net (loss) income	(15,426)	54,853	4,621	66,596
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized loss on qualifying cash flow hedging instruments, net of tax (note 10)	(264)	2,517	(1,278)	(15,689)
Amounts reclassified from accumulated other comprehensive income (loss)
To equity income:
Realized loss on qualifying cash flow hedging instruments	793	868	2,085	2,591
Other comprehensive income (loss)	529	3,385	807	(13,098)
Comprehensive (loss) income	(14,897)	58,238	5,428	53,498
Non-controlling interest in comprehensive (loss) income	3,436	4,999	10,168	7,954
Preferred unitholders' interest in comprehensive (loss) income (note 12)	2,813	—	8,438	—
General and limited partners' interest in comprehensive (loss) income	(21,146)	53,239	(13,178)	45,544
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at September 30, 2017	As at December 31, 2016
	$	$
ASSETS
Current
Cash and cash equivalents	161,008	126,146
Restricted cash – current (notes 7 and 10)	21,386	10,145
Accounts receivable, including non-trade of $18,813 (2016 – $19,325)	22,079	25,224
Prepaid expenses	4,345	3,724
Vessels held for sale (notes 14b and 14c)	17,000	20,580
Current portion of derivative assets (note 10)	1,759	531
Current portion of net investments in direct financing leases (notes 3b and 5)	9,683	150,342
Advances to affiliates (notes 9b and 10)	9,245	9,739
Total current assets	246,505	346,431

Restricted cash – long-term (notes 7, 10 and 11c)	71,626	106,882

Vessels and equipment
At cost, less accumulated depreciation of $664,461 (2016 – $668,969)	1,316,234	1,374,128
Vessels under capital leases, at cost, less accumulated depreciation of $18,331 (2016 – $69,072) (note 5)	643,973	484,253
Advances on newbuilding contracts (note 9d)	492,800	357,602
Total vessels and equipment	2,453,007	2,215,983
Investments in and advances to equity-accounted joint ventures (notes 6 and 9a)	1,114,709	1,037,726
Net investments in direct financing leases (notes 3b and 5)	624,122	492,666
Other assets	1,440	5,529
Derivative assets (note 10)	9,324	4,692
Intangible assets – net	63,293	69,934
Goodwill – liquefied gas segment	35,631	35,631
Total assets	4,619,657	4,315,474

LIABILITIES AND EQUITY
Current
Accounts payable	2,240	5,562
Accrued liabilities (note 10)	38,056	35,881
Unearned revenue	20,283	16,998
Current portion of long-term debt (note 7)	516,232	188,511
Current obligations under capital lease (note 5)	108,592	40,353
Current portion of in-process contracts	9,050	15,833
Current portion of derivative liabilities (note 10)	69,964	56,800
Advances from affiliates (note 9b)	9,864	15,492
Total current liabilities	774,281	375,430
Long-term debt (note 7)	1,380,175	1,602,715
Long-term obligations under capital lease (note 5)	595,674	352,486
Long-term unearned revenue	9,358	10,332
Other long-term liabilities (note 5)	58,432	60,573
In-process contracts	2,418	8,233
Derivative liabilities (note 10)	59,312	128,293
Total liabilities	2,879,650	2,538,062
Commitments and contingencies (notes 5, 7, 10, and 11)

Equity
Limited Partners - common units (79.6 million units issued and outstanding at September 30, 2017 and December 31, 2016)	1,516,634	1,563,852
Limited Partners - preferred units (5.0 million units issued and outstanding at September 30, 2017 and December 31, 2016)	123,520	123,426
General Partner	49,690	50,653
Accumulated other comprehensive income	1,747	575
Partners' equity	1,691,591	1,738,506
Non-controlling interest	48,416	38,906
Total equity	1,740,007	1,777,412
Total liabilities and total equity	4,619,657	4,315,474
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2017	2016
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	4,621	66,596
Non-cash items:
Unrealized (gain) loss on non-designated derivative instruments (note 10)	(5,522)	31,276
Depreciation and amortization	77,894	70,521
Write-down and loss on sales of vessels	50,600	27,439
Unrealized foreign currency exchange gain and other	(7,845)	(4,476)
Equity income, net of dividends received of $28,781 (2016 – $32,851)	21,984	(19,728)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	755	1,044
Change in operating assets and liabilities	1,804	(15,177)
Expenditures for dry docking	(17,067)	(6,574)
Net operating cash flow	127,224	150,921

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	249,682	259,922
Financing issuance costs	(1,765)	(562)
Scheduled repayments of long-term debt	(136,582)	(141,505)
Prepayments of long-term debt	(67,040)	(195,789)
Scheduled repayments of capital lease obligations	(27,411)	(17,477)
Decrease in restricted cash	22,196	13,086
Cash distributions paid	(42,462)	(34,099)
Dividends paid to non-controlling interest	(658)	(1,167)
Other	(605)	—
Net financing cash flow	(4,645)	(117,591)

INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(143,513)	(32,994)
Return of capital from equity-accounted joint ventures	40,320	—
Receipts from direct financing leases	9,203	18,262
Proceeds from sale of vessels (notes 14a and 14b)	20,580	94,311
Proceeds from sale-leaseback of vessels	335,830	355,306
Expenditures for vessels and equipment	(350,137)	(302,301)
Net investing cash flow	(87,717)	132,584
Increase in cash and cash equivalents	34,862	165,914
Cash and cash equivalents, beginning of the period	126,146	102,481
Cash and cash equivalents, end of the period	161,008	268,395

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2016	79,572	1,563,852	5,000	123,426	50,653	575	38,906	1,777,412
Net (loss) income	—	(14,063)	—	8,438	(287)	—	10,533	4,621
Other comprehensive income	—	—	—	—	—	1,172	(365)	807
Cash distributions	—	(33,436)	—	(8,344)	(682)	—	—	(42,462)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(658)	(658)
Equity based compensation, net of withholding tax of $0.6 million (note 13)	55	281	—	—	6	—	—	287
Balance as at September 30, 2017	79,627	1,516,634	5,000	123,520	49,690	1,747	48,416	1,740,007
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly-owned and controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2016, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (or SEC) on April 26, 2017. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2. Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership on January 1, 2018 and will be applied as a cumulative-effect adjustment as of this date. The Partnership’s only significant source of revenue that will be accounted for pursuant to ASU 2014-09 is its non-lease portion of time-charter contracts. Based on the Partnership’s preliminary assessment of ASU 2014-09, when applied to the standard terms of the Partnership’s time-charter contracts, no significant impact on the accounting for the non-lease portion of time-charter contracts is expected. The Partnership is in the final stages of completing its assessment of ASU 2014-09 and is focused on developing process changes, determining the transitional impact, and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Partnership expects to adopt ASU 2016-02 on January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership’s lessee-related leasing activities primarily consist of on balance sheet finance leases. The accounting for such transactions is not significantly impacted by ASU 2016-02. The Partnership also has extensive lessor-related leasing activities, which consist of bareboat charter contracts and the lease portion of time-charter contracts. However, ASU 2016-02 does not make extensive changes to lessor accounting. Based on the Partnership’s preliminary assessment of ASU 2016-02 no significant impact on the accounting for its lessor-related leasing activities is expected. The Partnership is in the final stages of completing its assessment of ASU 2016-02 and is focused on developing process changes, determining the transitional impact, and completing other items required for the adoption of ASU 2016-02.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership on January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity-method investees in the statements of cash flows. This update is effective for the Partnership on January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

On November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Partnership on January 1, 2018.  Adoption of ASU 2016-18 will result in the Partnership’s statements of cash flows to be modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	254,020	254,020	243,173	243,173
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2	636	636	1,080	1,080
Interest rate swap agreements – liabilities	Level 2	(81,475)	(81,475)	(87,681)	(87,681)
Interest rate swaption agreements – assets	Level 2	15	15	3,283	3,283
Interest rate swaption agreements – liabilities	Level 2	(535)	(535)	(4,230)	(4,230)
Cross-currency swap agreements – assets	Level 2	8,688	8,688	—	—
Cross-currency swap agreements – liabilities	Level 2	(49,956)	(49,956)	(99,786)	(99,786)
Other derivative	Level 3	2,390	2,390	2,134	2,134
Non-recurring:
Vessels held for sale (notes 14b and 14e)	Level 2	17,000	17,000	20,580	20,580
Vessels and equipment (note 14d)	Level 2	17,000	17,000	—	—
Vessels under capital leases (note 14e)	Level 3	52,914	52,914	—	—
Other:
Advances to equity-accounted joint ventures (note 6)	(i)	131,439	(i)	272,514	(i)
Long-term receivable included in accounts receivable and other assets (ii)	Level 3	5,028	5,004	10,985	10,944
Long-term debt – public (note 7)	Level 1	(387,831)	(395,473)	(368,612)	(366,418)
Long-term debt – non-public (note 7)	Level 2	(1,508,576)	(1,472,367)	(1,422,614)	(1,381,287)

(i)
The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)
As described in Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2016, the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell Plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of September 30, 2017 was $5.0 million (December 31, 2016 – $10.9 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Partnership, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the nine months ended September 30, 2017 and 2016 for the Partnership’s other derivative instrument, the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Nine Months Ended September 30,
	2017	2016
	$	$
Fair value at beginning of period	2,134	(6,296)
Realized and unrealized gains included in earnings	1,410	4,550
Settlement payments	(1,154)	2,556
Fair value at end of period	2,390	810
The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter contract in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates, as well as an estimated discount rate. The estimated fair value of this other derivative as of September 30, 2017 is based upon an average daily tanker rate of $18,000 (September 30, 2016 – $22,875) over the remaining duration of the charter contract and a discount rate of 8.4% (September 30, 2016 – 8.0%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b) Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			September 30, 2017	December 31, 2016
Class of Financing Receivable	Credit Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	633,805	643,008
Other receivables:
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	5,028	12,171
Advances to equity-accounted joint ventures (note 6)	Other internal metrics	Performing	131,439	272,514
			770,272	927,693

4.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Three Months Ended September 30,
	2017			2016
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	92,700	11,585	104,285	87,260	13,398	100,658
Voyage expenses	(716)	(750)	(1,466)	(175)	(180)	(355)
Vessel operating expenses	(22,172)	(4,552)	(26,724)	(16,751)	(5,304)	(22,055)
Depreciation and amortization	(22,580)	(2,400)	(24,980)	(19,317)	(4,724)	(24,041)
General and administrative expenses (i)	(2,330)	(463)	(2,793)	(3,008)	(565)	(3,573)
Write-down and loss on sales of vessels	—	(38,000)	(38,000)	—	—	—
Income (loss) from vessel operations	44,902	(34,580)	10,322	48,009	2,625	50,634
Equity income	1,417	—	1,417	13,514	—	13,514

	Nine Months Ended September 30,
	2017			2016
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $
Voyage revenues	271,078	35,291	306,369	250,342	45,328	295,670
Voyage expenses	(1,664)	(2,235)	(3,899)	(418)	(936)	(1,354)
Vessel operating expenses	(62,211)	(13,902)	(76,113)	(48,717)	(17,603)	(66,320)
Depreciation and amortization	(69,639)	(8,255)	(77,894)	(58,476)	(12,045)	(70,521)
General and administrative expenses (i)	(9,283)	(2,309)	(11,592)	(12,049)	(2,816)	(14,865)
Write-down and loss on sales of vessels	—	(50,600)	(50,600)	—	(27,439)	(27,439)
Income (loss) from vessel operations	128,281	(42,010)	86,271	130,682	(15,511)	115,171
Equity income	6,797	—	6,797	52,579	—	52,579

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2017	December 31, 2016
	$	$
Total assets of the liquefied gas segment	4,307,812	3,957,088
Total assets of the conventional tanker segment	115,168	193,553
Unallocated:
Cash and cash equivalents	161,008	126,146
Accounts receivable and prepaid expenses	26,424	28,948
Advances to affiliates	9,245	9,739
Consolidated total assets	4,619,657	4,315,474

5.	Vessel Charters

The minimum estimated charter hire and rental payments for the remainder of the year and the next four fiscal years, as at September 30, 2017, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Remainder of 2017	2018	2019	2020	2021
Vessel Charters (i)	$	$	$	$	$
Charters-in – capital leases (ii)	44,728	138,934	119,499	118,938	110,246

Charters-out – operating leases (iii)(iv)	84,812	293,880	309,100	275,252	235,799
Charters-out – direct financing leases (iv)	15,091	45,872	39,065	39,172	39,065
	99,903	339,752	348,165	314,424	274,864

(i)
The Partnership owns 69% of Teekay BLT Corporation (or Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table above does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of the Partnership relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at September 30, 2017 was $7.2 million (December 31, 2016 – $7.5 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(ii)
As at September 30, 2017, the Partnership was a party, as lessee, to capital leases on two Suezmax tankers, the Teide Spirit and Toledo Spirit. Under these capital leases, the owner has the option to require the Partnership to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in November 2017 and August 2018, respectively. The amounts in the table above assume the owner will not exercise its options to require the Partnership to purchase either of the vessels from the owner, but rather assume the owner will cancel the charter contracts when the cancellation right is first exercisable (in November 2017 and August 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished. Therefore, the table above does not include any amounts after the expected cancellation date of the leases. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third party approvals being received. In October 2017, the charterer notified us that it has marketed the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with the Partnership.

The Partnership is also a party to capital leases on three LNG carriers, the Creole Spirit, Oak Spirit and Torben Spirit. Upon delivery of the Creole Spirit in February 2016, the Oak Spirit in July 2016 and the Torben Spirit in March 2017, the Partnership sold these vessels to a third party and leased them back under 10-year bareboat charter contracts ending in 2026 and 2027. The bareboat charter contracts are accounted for as capital leases. The obligations of the Partnership under the bareboat charter contracts are guaranteed by the Partnership. In addition, the guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage.

As at September 30, 2017, the Partnership had sale-leaseback agreements in place for five of its eight LNG carrier newbuildings scheduled to deliver during the remainder of 2017 and 2018, and at such dates, the buyers will take delivery and charter each respective vessel back to the Partnership. As at September 30, 2017, the Partnership had received $211.2 million from the buyers, which has been recorded as current and long-term obligations under capital lease in the Partnership's consolidated balance sheets, and the Partnership has secured a further $699 million in capital lease financing to be received in the remainder of 2017 to 2018.

(iii)
Minimum scheduled future rentals on operating lease contracts do not include rentals generated from new contracts entered into after September 30, 2017, rentals from unexercised option periods of contracts that existed on September 30, 2017, rentals from vessels in the Partnership's equity-accounted investments, variable or contingent rentals, or rentals from contracts which commenced after September 30, 2017. Therefore, the minimum scheduled future rentals on operating lease contracts should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

(iv)
As described in Note 5 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016, the Tangguh LNG Carriers’ time-charter contracts and two bareboat charter contracts for two LNG carriers chartered to Awilco LNG ASA (or Awilco) are accounted for as direct financing leases. In June 2017, the Partnership amended the charters with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, the charter contracts with Awilco will be reclassified to operating leases from direct finance leases upon the expiry of the original terms of the contracts with Awilco in November 2017 and August 2018.

6. Advances to Equity-Accounted Joint Ventures

a) During the nine months ended September 30, 2017, the Partnership's 50/50 joint venture (or the Yamal LNG Joint Venture) with China LNG Shipping (Holdings) Limited (or China LNG) converted the $195.0 million advances of each joint venture partner, including accrued interest, into contributed capital of the joint venture. As at December 31, 2016, the Partnership had advanced $146.7 million to the Yamal LNG Joint Venture and the interest accrued on these advances was $9.4 million. Both the contributed capital and advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) As of September 30, 2017, the Partnership had advanced $52.3 million to Exmar LPG BVBA (December 31, 2016 – $52.3 million), the Partnership's 50/50 joint venture with Exmar NV (or Exmar). These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. As at September 30, 2017, the interest receivable on the advances was $nil (December 31, 2016 – $1.1 million). Both the advances and the interest receivable on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

c) As of September 30, 2017, the Partnership had advanced $79.1 million to Bahrain LNG W.L.L. (December 31, 2016 – $62.9 million), the Partnership's 30% owned joint venture with National Oil and Gas Authority (or Nogaholding) (30%), Gulf Investment Corporation (24%) and Samsung C&T (16%) (or the Bahrain LNG Joint Venture). As of September 30, 2017, the interest accrued on these advances was $0.1 million (December 31, 2016 – $0.1 million). Both the advances and the accrued interest on these advances are included in investments and advances to equity-accounted joint ventures in the Partnership’s consolidated balance sheets.

7. Long-Term Debt

	September 30, 2017	December 31, 2016
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due in 2018	339,809	208,222
U.S. Dollar-denominated Term Loans due from 2018 to 2026	933,166	1,005,199
Norwegian Kroner-denominated Bonds due from 2018 to 2021	389,320	371,329
Euro-denominated Term Loans due from 2018 to 2023	233,764	219,733
Other U.S. Dollar-denominated loan	10,000	—
Total principal	1,906,059	1,804,483
Unamortized discount and debt issuance costs	(9,652)	(13,257)
Total debt	1,896,407	1,791,226
Less current portion	(516,232)	(188,511)
Long-term debt	1,380,175	1,602,715

As at September 30, 2017, the Partnership had three revolving credit facilities available of which two credit facilities are current and one is long-term. The three credit facilities, as at such date, provided for borrowings of up to $429.8 million (December 31, 2016 – $451.9 million), of which $90.0 million (December 31, 2016 – $243.7 million) was undrawn. Interest payments are based on LIBOR plus margins, which margins ranged from 0.55% to 1.25%. In November 2017, the Partnership refinanced its $170 million revolving credit facility maturing in 2017 with a new $190 million revolving credit facility maturing in November 2018 (see Note 16f). The amount available under the three revolving credit facilities reduces by $6.1 million (remainder of 2017) and $423.7 million (2018). The revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. One of the revolving credit facilities is unsecured, while the other two revolving credit facilities are collateralized by first-priority mortgages granted on four of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts. The Partnership is in the process of seeking to extend the other two revolving credit facilities (see Note 11b).

As at September 30, 2017, the Partnership had six U.S. Dollar-denominated term loans outstanding which totaled $933.2 million in aggregate principal amount (December 31, 2016 – $1.0 billion). Interest payments on the term loans are based on LIBOR plus a margin, which margins ranged from 0.30% to 2.80%. The six term loans require quarterly interest and principal payments and have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 14 of the Partnership’s vessels to which the loans relate, together with certain other related security. In addition, at September 30, 2017, all of the outstanding term loans were guaranteed by either the Partnership or Teekay Nakilat Corporation, of which the Partnership is a 70% owner (or the Teekay Nakilat Joint Venture).

The Partnership has Norwegian Kroner (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2021. As at September 30, 2017, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $389.3 million (December 31, 2016 – $371.3 million). The interest payments on the bonds are based on NIBOR plus a margin, which margins ranged from 3.70% to 6.00%. The Partnership entered into cross-currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.70% and the transfer of principal fixed at $430.5 million upon maturity in exchange for NOK 3.1 billion (see Note 10).

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2017, totaled 197.9 million Euros ($233.8 million) (December 31, 2016 – 208.9 million Euros ($219.7 million)). Interest payments are based on EURIBOR plus margins, which margins ranged from 0.60% to 2.25% as at September 30, 2017, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average interest rates for the Partnership’s long-term debt outstanding at September 30, 2017 and December 31, 2016 were 3.15% and 3.03%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

hedge certain of its floating-rate debt (see Note 10). At September 30, 2017, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.80%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross-currency swaps, the Partnership incurred foreign exchange (losses) gains of ($5.1) million and $0.5 million for the three months ended September 30, 2017 and 2016, respectively, and ($24.5) million and ($10.1) million for nine months ended September 30, 2017 and 2016, respectively.

The aggregate annual long-term debt principal repayments required subsequent to September 30, 2017, including the impact of the revolving credit facility refinancing completed in November 2017, are $46.1 million (remainder of 2017), $717.1 million (2018), $88.9 million (2019), $346.4 million (2020), $345.6 million (2021) and $362.0 million (thereafter).

Certain loan agreements require that (a) the Partnership maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at September 30, 2017, the Partnership had two facilities with an aggregate outstanding loan balance of $95.1 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at September 30, 2017 ranged from 121% to 232%. The vessel values were determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans or revolving credit facilities. As at September 30, 2017, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross-currency swaps (see Note 10), project tenders, leasing arrangements (see Note 11c) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $93.0 million and $117.0 million as at September 30, 2017 and December 31, 2016, respectively.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Current	(750)	(209)	(1,224)	(722)
Deferred	—	—	81	—
Income tax expense	(750)	(209)	(1,143)	(722)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. The Partnership also has an agreement with a subsidiary of Teekay Corporation whereby Teekay Corporation’s subsidiary will, on behalf of the Partnership, provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings in the Partnership’s joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture), up to their delivery dates. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
Revenues (i)	9,296	9,429	26,851	28,075
Vessel operating expenses	(5,133)	(5,107)	(14,713)	(15,023)
General and administrative expenses (ii)	(901)	(3,437)	(5,363)	(8,666)
General and administrative expenses deferred and capitalized (iii)	(152)	(116)	(659)	(442)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(i) Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of 10 years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii) Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership’s behalf.

(iii) Includes the Partnership's proportionate costs associated with the Bahrain LNG Joint Venture, including pre-operation, engineering and financing-related expenses, of which $0.4 million and $0.9 million were reimbursed by the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2017, respectively ($nil for the three and nine months ended September 30, 2016). The net costs are recorded as part of investments in and advances to equity-accounted joint ventures in the Partnership's consolidated balance sheets.

b) As at September 30, 2017 and December 31, 2016, non-interest bearing advances to affiliates totaled $9.2 million and $9.7 million, respectively, and non-interest bearing advances from affiliates totaled $9.9 million and $15.5 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c) The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 3 and 10).

d) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the LNG carrier newbuildings the Partnership has ordered. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. For the three and nine months ended September 30, 2017, the Partnership incurred shipbuilding and site supervision costs of $4.0 million and $13.4 million, respectively ($2.1 million and $7.0 million for the three and nine months ended September 30, 2016, respectively).

e) The Partnership entered into an operation and maintenance (or O&M) contract with the Bahrain LNG Joint Venture and an O&M subcontract with Teekay Marine Solutions (Bermuda) Ltd. (or TMS), an entity wholly-owned by Teekay Tankers Ltd. (or TNK), which is controlled by Teekay Corporation, relating to the LNG regasification terminal in Bahrain. The Partnership, as the contractor, and TMS, as the subcontractor, agreed to provide pre-mobilization services up to August 2018, and mobilization services and other general operational and maintenance services of the facility thereafter. The subcontractor fees from TMS of $0.1 million and $0.3 million for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 – $nil), and cost recoveries from the Bahrain LNG Joint Venture of a nominal amount and $0.2 million for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 – $nil), are included in general and administrative expenses on the Partnership’s consolidated statements of (loss) income.

10.	Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk
From 2013 through 2017, concurrently with the issuance of NOK senior unsecured bonds (see Note 7) during that time, the Partnership entered into cross-currency swaps, and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2018, 2020 and 2021, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross-currency swaps as at September 30, 2017.

		Floating Rate Receivable
Principal Amount NOK (in thousands)	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
900,000	150,000	NIBOR	4.35%	6.43%	(39,088)	0.9
1,000,000	134,000	NIBOR	3.70%	5.92%	(9,862)	2.6
1,200,000	146,500	NIBOR	6.00%	7.70%	7,682	4.1
					(41,268)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at September 30, 2017, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(3,257)	0.9	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	143,750	(23,754)	11.3	5.2
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	42,845	(898)	3.8	2.8
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	331,933	(20,538)	1.8	3.4
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	101,833	(171)	1.3	1.7
U.S. Dollar-denominated interest rate swaps (v)	LIBOR	197,629	(1,408)	9.2	2.3
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (vi)	EURIBOR	233,763	(30,813)	3.2	3.1
			(80,839)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at September 30, 2017, ranged from 0.30% to 2.80%.

(ii)	Principal amount reducing semi-annually.

(iii)
These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2018 and 2020 whereby the swaps will be settled based on their fair value at that time.

(iv)	Principal amount reducing quarterly.

(v)	Principal amount reducing quarterly commencing December 2017.

(vi)	Principal amount reducing monthly to 70.1 million Euros ($82.8 million) by the maturity dates of the swap agreements.

As part of its economic hedging program, the Partnership has one interest rate swaption agreement. Pursuant to the swaption agreement, the Partnership has a one-time option (or Call Option) to enter into an interest rate swap with a third party, and the third party has a one-time option (or Put Option) to require the Partnership to enter into an interest swap. If the Partnership or the third party exercises its option, there will be a cash settlement for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap. At September 30, 2017, the terms of the interest rate swap underlying the interest rate swaption was as follows:

	Interest Rate Index	Principal Amount $	Option Exercise Date	Carrying Amount of Assets (Liability) $	Remaining Term (Years)	Fixed Interest Rate (%)
Interest rate swaption - Call Option	LIBOR	160,000 (i)	January 31, 2018	15	8.0	3.1
Interest rate swaption - Put Option	LIBOR	160,000 (i)	January 31, 2018	(535)	8.0	2.0

(i)	Amortizing every three months from $160.0 million in January 2018 to $82.5 million in January 2026.

As at September 30, 2017, the Partnership had multiple interest rate swaps, interest rate swaptions, and cross-currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2017, these interest rate swaps, interest rate swaptions, and cross-currency swaps had an aggregate fair value asset of $7.7 million and an aggregate fair value liability of $80.7 million. As at September 30, 2017, the Partnership had $14.2 million (December 31, 2016 – $37.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and – long-term on the Partnership’s consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at September 30, 2017 was $2.4 million (December 31, 2016 – asset of $2.1 million).

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Advances to affiliates	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at September 30, 2017
Interest rate swap agreements	—	—	636	(1,990)	(27,817)	(51,668)
Interest rate swaption agreements	—	15	—	—	(535)	—
Cross-currency swap agreements	—	—	8,688	(700)	(41,612)	(7,644)
Toledo Spirit time-charter derivative	646	1,744	—	—	—	—
	646	1,759	9,324	(2,690)	(69,964)	(59,312)
As at December 31, 2016
Interest rate swap agreements	—	—	1,080	(5,514)	(22,432)	(59,735)
Interest rate swaption agreements	—	31	3,252	—	(1,525)	(2,705)
Cross-currency swap agreements	—	—	—	(1,090)	(32,843)	(65,853)
Toledo Spirit time-charter derivative	1,274	500	360	—	—	—
	1,274	531	4,692	(6,604)	(56,800)	(128,293)
Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements, interest rate swaption agreements, and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of (loss) income is as follows:

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Three Months Ended September 30,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(4,528)	1,775	(2,753)	(6,494)	8,436	1,942
Interest rate swaption agreements	—	285	285	—	1,992	1,992
Toledo Spirit time-charter derivative	646	(356)	290	(10)	1,080	1,070
	(3,882)	1,704	(2,178)	(6,504)	11,508	5,004

	Nine Months Ended September 30,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(13,813)	4,211	(9,602)	(19,750)	(18,441)	(38,191)
Interest rate swaption agreements	—	427	427	—	(16,765)	(16,765)
Interest rate swaption agreements termination	(610)	—	(610)	—	—	—
Toledo Spirit time-charter derivative	526	884	1,410	620	3,930	4,550
	(13,897)	5,522	(8,375)	(19,130)	(31,276)	(50,406)

Realized and unrealized gains (losses) relating to cross-currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives on the Partnership's consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross-currency swap agreements	(1,598)	20,523	18,925	(2,283)	20,217	17,934
	(1,599)	20,523	18,925	(2,283)	20,217	17,934

	Nine Months Ended September 30,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross-currency swap agreements	(7,219)	58,128	50,909	(6,903)	34,958	28,055
Cross-currency swap agreements termination	(25,733)	—	(25,733)	—	—	—
	(32,952)	58,128	25,176	(6,903)	34,958	28,055

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

For the periods indicated, the following table presents the effective and ineffective portions of gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
(116)	—	(8)	Interest expense	842	—	(130)	Interest expense
(116)	—	(8)		842	—	(130)

Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $		Effective Portion Recognized in AOCI (i) $	Effective Portion Reclassified from AOCI (ii) $	Ineffective Portion (iii) $
(1,218)	—	(755)	Interest expense	(8,673)	—	(1,044)	Interest expense
(1,218)	—	(755)		(8,673)	—	(1,044)

(i)	Effective portion of designated and qualifying cash flow hedges recognized in other comprehensive (loss) income.

(ii)	Effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive loss (or AOCI) during the term of the hedging relationship and reclassified to earnings.

(iii)	Ineffective portion of designated and qualifying cash flow hedges.

11.	Commitments and Contingencies

a) The Partnership’s share of commitments to fund newbuilding and other construction contract costs as at September 30, 2017 are as follows:

	Total $	Remainder of 2017 $	2018 $	2019 $	2020 $
Consolidated LNG carrier newbuildings (i)	1,165,701	376,960	536,671	252,070	—
Equity-accounted joint ventures (ii)	1,183,589	110,937	556,064	318,683	197,905
	2,349,290	487,897	1,092,735	570,753	197,905

(i)
As at September 30, 2017, the Partnership had eight LNG carrier newbuildings on order which are scheduled for delivery between the remainder of 2017 and 2019. These commitment amounts are described in more detail in Note 13a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2016. The Partnership has secured $1.0 billion of financing related to the remaining commitments for seven of the eight LNG carrier newbuildings included in the table above (see Note 5(ii) and Note 16e).

(ii)
The commitment amounts relating to the Partnership’s share of costs for newbuilding and other construction contracts in the Partnership’s equity-accounted joint ventures are based on the Partnership’s ownership percentage in each respective joint venture as of September 30, 2017. These commitments are described in more detail in Note 13a of the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2016. Based on the Partnership's ownership percentage in each respective joint venture, the Partnership's equity-accounted joint ventures have secured $336 million of financing related to the remaining commitments included in the table above.

b) Management is required to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Partnership anticipates making payments related to commitments to fund its wholly-owned vessels under construction of $377.0 million during the remainder of 2017 and $536.7 million during 2018 as well as other payments relating to its equity-accounted joint ventures (see Note 11a(ii)).

Over the one-year period following the issuance of its financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include refinancing loan facilities maturing in the fourth quarter of 2017 and mid-2018 as well as obtaining new debt financing for the unfinanced portion of the Partnership's vessels under construction (see Note 16f).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership is actively pursuing the alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to refinance similar loan facilities and to obtain new financing for its vessels under construction, as well as the progress it has made on the financing process to date. The Partnership is in various stages of completion with respect to its anticipated new financing facilities (see Note 16e).

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity the Partnership expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

c) The Partnership owns a 70% interest in the Teekay Nakilat Joint Venture, which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements for the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain the lessor’s agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing arrangements of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims, which deposit is recorded as part of restricted cash - long-term in the Partnership’s consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal the decision further. The LEL1 tax case concluded that capital allowances were not available to the lessor. On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, the Partnership’s 70% share of Teekay Nakilat Joint Venture's potential exposure is estimated to be approximately $42 million. Such estimate is primarily based on information received from the lessor.

12.	Total Capital and Net (Loss) Income Per Unit

At September 30, 2017, approximately 68.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership's 5.0 million outstanding 9.00% Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) are held by the public. In October 2017, the Partnership issued 6.8 million Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Units (or Series B Preferred Units) (see Note 16c).

Net (Loss) Income Per Common Unit

Limited partners' interest in net (loss) income per common unit is determined by dividing (a) net (loss) income, after deducting the amount of net income attributable to the non-controlling interest, the General Partner’s interest and the distributions on the Series A Preferred Units by (b) the weighted-average number of common units outstanding during the period. The computation of limited partners’ interest in net income per common unit - diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume such exercises as the effect would be anti-dilutive. The distributions payable on the Series A Preferred Units for the three and nine months ended September 30, 2017 were $2.8 million and $8.3 million, respectively (three and nine months ended September 30, 2016 – $nil).

The General Partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to common unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net (loss) income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three and nine months ended September 30, 2017 and 2016, cash distributions were below $0.4625 per common unit and, consequently, the assumed distribution of net (loss) income was based on the limited partners' and General Partner’s ownership percentage for purposes of the net (loss) income per common unit calculation. For more information on the increasing percentages used to calculate the General Partner’s interest in net (loss) income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

In March 2017, a total of 17,345 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2017.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation costs of the Partnership’s unit-based compensation awards are reflected in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

During March 2017 and 2016, the Partnership granted 60,809 and 132,582 restricted units, respectively, with grant date fair values of $1.0 million and $1.5 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries who provide services to the Partnership, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units, net of withholding tax. During the three and nine months ended September 30, 2017, a total of nil and 54,999 restricted units (three and nine months ended September 30, 2016, nil and 20,808 restricted units), respectively, with fair values of $nil and $0.8 million, respectively (three and nine months ended September 30, 2016, $nil and $0.8 million), vested. During the three and nine months ended September 30, 2017, the Partnership recognized expenses of $0.1 million and $0.9 million, respectively (three and nine months ended September 30, 2016, $0.1 million and $1.2 million, respectively), relating to the restricted units.

14. Write-down and Sales of Vessels

a)During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both vessels. As a result of Centrofin’s acquisition of the vessels, the Partnership recorded an aggregate $27.4 million loss on the sale of the vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The Partnership used the total proceeds of $94.3 million from the sales primarily to repay existing term loans associated with these vessels.

b)On November 30, 2016, the Partnership reached an agreement to sell the Asian Spirit Suezmax tanker for net proceeds of $20.6 million. As at December 31, 2016, the vessel was classified as held for sale in the Partnership’s consolidated balance sheet. The vessel delivered to the new owner on March 21, 2017. The Partnership used the net proceeds from the sale primarily to repay existing term loans associated with the vessel.

c)In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to the Partnership that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to the Partnership in late-August 2017. Upon receiving this notification, the Partnership commenced marketing the vessel for sale and expects to sell the vessel between late-2017 to early-2018. As a result, the Partnership wrote-down the vessel to its estimated resale value and recorded a $12.6 million write-down of the vessel for the nine months ended September 30, 2017 and classified the vessel as held for sale in the Partnership's consolidated balance sheet at September 30, 2017.

d)In August 2017, the charterer for the African Spirit Suezmax tanker gave formal notice to the Partnership that it will not exercise its one-year extension option under the charter contract and will redeliver the vessel to the Partnership in November 2017. As a result, the Partnership wrote-down the vessel to its estimated resale value and recorded a $12.5 million write-down of the vessel for the three and nine months ended September 30, 2017.

e)Under the Partnership's charter contracts for the Teide Spirit and Toledo Spirit Suezmax tankers, the charterer, who is also the owner of the vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In August 2017, the charterer of the Teide Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified the Partnership that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it will concurrently terminate its existing charter contract with the Partnership. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given the Partnership's prior experience with this charterer, the Partnership expects it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. The Partnership wrote-down the vessels to their estimated fair values based on their expected future discounted cash flows and recorded a $25.5 million write-down on a combined basis of the Teide Spirit and Toledo Spirit for the three and nine months ended September 30, 2017.

15.	Supplemental Cash Flow Information

During the nine months ended September 30, 2017, the Partnership acquired a 100% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture), which owned the LPG carrier Norgas Sonoma, from I.M. Skaugen SE (or Skaugen) (35%), The Oil & Gas Holding Company B.S.C.(c) (35%) and Suffun Bahrain W.L.L. (30%) for $13.2 million. The Partnership applied $4.6 million of the outstanding hire owed by Skaugen to the Partnership as a portion of the purchase price to acquire the Skaugen LPG Joint Venture, which was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

16. Subsequent Events

a)On October 13, 2017, the Pan Union Joint Venture took delivery of its first LNG carrier newbuilding, the Pan Asia, which the Partnership has a 30% ownership interest. The vessel concurrently commenced its 20-year charter contract with Shell.

b)On October 19, 2017, the Partnership took delivery of an LNG carrier newbuilding, the Macoma, which concurrently commenced its six-year charter contract with Shell.

c)On October 23, 2017, the Partnership issued 6.8 million units (including 0.8 million units issued upon partial exercise of the underwriter's over-allotment option) of its Series B Preferred Units at $25.00 per unit in a public offering for net proceeds of approximately $164 million. Distributions are payable on the Series B Preferred Units from the issuance date to October 14, 2027, at a rate of 8.5% per annum of the stated liquidation preference of $25.00 and from and after October 15, 2027, at a floating rate equal to three-month LIBOR plus a margin of 6.241%. At any time after October 15, 2027, the Partnership may redeem the Series B Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions thereon to the date of redemption. The Partnership expects to use the net proceeds from the public offering for general partnership purposes, which may include debt repayments or funding installment payments on future newbuilding deliveries. The Series B Preferred Units are listed on the New York Stock Exchange.

d)On November 1, 2017, the Partnership took delivery of an LNG carrier newbuilding, the Murex, which concurrently commenced its seven-year charter contract with Shell.

e)On November 6, 2017, the Partnership completed a $327 million long-term debt facility to finance (a) floating storage unit (or FSU) to be chartered on a 20-year charter contract to the Bahrain regasification project scheduled to commence in the third quarter of 2018 and (b) one LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc starting in early-2019.

f)On November 10, 2017, the Partnership refinanced its $170 million revolving credit facility, which was scheduled to mature in 2017, with a new $190 million revolving credit facility maturing in November 2018.

g)On November 16, 2017, the Partnership cancelled the bareboat charter contracts on all six LPG carriers on charter to Skaugen. The Partnership expects to transfer the commercial management of these vessels, in addition to the Norgas Sonoma, into a newly formed pool, the Teekay Multigas Pool L.L.C., which is owned and operated by the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in "Item 1 - Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 - Financial Statements and with Management’s Discussion and Analysis" of Financial Condition and Results of Operations in "Item 5 - Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2016.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of September 30, 2017, we had a fleet of 50 LNG carriers (including one regasification unit and 18 LNG carrier newbuildings), 30 LPG/Multigas carriers (including three LPG carrier newbuildings) and five conventional tankers, including one conventional tanker classified as held for sale. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in a receiving and regasification terminal in Bahrain currently under construction.

SIGNIFICANT DEVELOPMENTS IN 2017
Preferred Unit Issuance
On October 23, 2017, we issued 6.8 million units (including 0.8 million units issued upon partial exercise of the underwriter's over-allotment option) of our Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Units (or Series B Preferred Units) at $25.00 per unit in a public offering for net proceeds of approximately $164 million. Distributions are payable on the Series B Preferred Units from the issuance date to October 14, 2027, at a rate of 8.5% per annum of the stated liquidation preference of $25.00 and from and after October 15, 2027, at a floating rate equal to three-month LIBOR plus a margin of 6.241%. At any time after October 15, 2027, we may redeem the Series B Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus all accumulated and unpaid distributions thereon to the date of redemption. We expect to use the net proceeds from the public offering for general partnership purposes, which may include debt repayments or funding installment payments on future newbuilding deliveries. The Series B Preferred Units are listed on the New York Stock Exchange.
LNG Carrier Newbuildings
On February 28, 2017, we took delivery of the Torben Spirit LNG carrier newbuilding and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its 10-month plus one-year option charter contract with a major energy company on March 3, 2017. Prior to the expiration of this charter, we will seek to secure a long-term contract on this vessel. As at September 30, 2017, we had eight wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between late-2017 and early-2019, all of which have fixed-rate time-charter contracts in place.

In April 2017, we entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of our eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in late-2017. CCBL will take delivery of the vessel and charter it back to us. At the end of the 10-year lease, we have an obligation to repurchase the vessel from CCBL.

In May 2017, we entered into a 10-year $181 million sale-leaseback agreement with Bank of Communications Financial Leasing Co. Ltd. (or BCL) for one of our eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in mid-2018. BCL will take delivery of the vessel and charter it back to us. At the end of the 10-year lease, we have an obligation to repurchase the vessel from BCL.

On October 13, 2017, our joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture), took delivery of its first LNG carrier newbuilding, the Pan Asia, which we have a 30% ownership interest. The vessel concurrently commenced its 20-year charter contract with Royal Dutch Shell Plc (or Shell).

On October 19, 2017, we took delivery of an LNG carrier newbuilding, the Macoma, which concurrently commenced its six-year charter contract with Shell. On November 1, 2017, we took delivery of another LNG carrier newbuilding, the Murex, which concurrently commenced its seven-year charter contract with Shell.

On November 6, 2017, we completed a $327 million long-term debt facility to finance (a) a floating storage unit (or FSU) to be chartered on a 20-year charter contract to the Bahrain regasification project expected to commence in the third quarter of 2018 and (b) one LNG carrier newbuilding to be chartered on a 13-year charter contract with BP Plc (or BP) starting in early-2019.

LPG Carrier Newbuildings
In March 2017 and July 2017, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which we have a 50% ownership interest, took delivery of the Kallo LPG carrier and Kruibeke LPG carrier, respectively, and upon deliveries sold and leased back the vessels. In April 2017, the Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. As at September 30, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery in 2018. The Exmar LPG Joint Venture has secured long-term vessel financing that will be available upon delivery for two of its three remaining LPG carrier newbuildings. The installment payments on the third LPG carrier newbuilding are expected to be financed by the joint venture’s existing liquidity and the joint venture expects to secure long-term financing prior to vessel delivery.

Conventional Tankers
In late-June 2017, the charterer for the European Spirit Suezmax tanker gave formal notice to us that it would not exercise its one-year extension option under the charter contract and the charterer redelivered the vessel to us in late-August 2017. Upon receiving this notification, we commenced marketing the vessel for sale and recorded a $12.6 million write-down of the vessel for the nine months ended September 30, 2017. In addition, during the third quarter of 2017, we recorded a write-down of the African Spirit of $12.5 million as we received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel back to us upon completion of its charter contract in November 2017.

In August 2017, the charterer of the Teide Spirit gave formal notification to us of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified us that it is marketing the Teide Spirit for sale and, upon sale of the vessel, the charterer would concurrently terminate its existing charter contract with us. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with this charterer, we expect the charterer will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. We recorded a write-down of $25.5 million on a combined basis related to the Teide Spirit and Toledo Spirit for the three and nine months ended September 30, 2017.

Equity-Accounted Joint Ventures' Refinancings

On December 21, 2016, Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture), of which we have a 40% ownership interest, completed its debt refinancing by entering into a $723 million secured term loan facility maturing in 2026 and which replaced its outstanding term loan of $610 million. As a result, in February 2017 the RasGas 3 Joint Venture distributed $100 million to its shareholders, of which our proportionate share was $40 million.

On March 31, 2017, our 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) completed the refinancing of its existing $396 million debt facility by entering into a new $335 million U.S. Dollar-denominated term loan maturing in September 2019. The term loan is collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit, first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries, and is guaranteed by us and Marubeni Corporation on a several basis. As part of the completed refinancing, we invested $57 million of additional equity, based on our proportionate ownership interest, into the Teekay LNG-Marubeni Joint Venture.
Charter Contracts with Skaugen
On November 16, 2017, we cancelled the bareboat charter contracts for our six LPG carriers chartered to I.M. Skaugen SE (or Skaugen) for non-payment by Skaugen of charter hire. The bareboat charter contracts had terms ending between 2019 and 2026. As at March 31, 2017, we had not been paid by Skaugen for a portion of the charter hire for the vessels for the period from August 2016 to March 31, 2017 relating to these six vessels and totaling approximately $12.9 million. As an alternative payment for a portion of these amounts, Skaugen offered to us its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which is owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), The National Oil & Gas Authority B.S.C.(c) (or Nogaholding) (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%) (or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their option to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, we acquired a 100% ownership interest in the Skaugen LPG Joint Venture for an aggregate purchase price of $13.2 million, including the application of $4.6 million of the outstanding hire owing to us by Skaugen to acquire Skaugen's 35% ownership interest in the Skaugen LPG Joint Venture. Following our acquisition of the Skaugen LPG Joint Venture, we continue to trade the Norgas Sonoma in the Norgas pool.

There is uncertainty about Skaugen's ability to pay amounts they owe to us. Amounts owing to us from Skaugen under the charters amounted to approximately $6 million each quarter, based on the contracted charter rates. As at September 30, 2017, Skaugen owed us an aggregate of approximately $20.7 million under the six charters based on the contracted charter rates, and such amounts have not been recorded as revenue given the uncertainty of its collection. Following the cancellation by us of the six charters, we expect to transfer the commercial management of these vessels, in addition to the Norgas Sonoma, into a newly formed pool, the Teekay Multigas Pool L.L.C., which we will own and operate. The pool fleet is expected to reach at least 12 vessels by the end of 2017, including third party partner vessels.
Charter Contracts with Awilco and Loan Refinancings
We have two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with original fixed contract terms ending in November 2017 and August 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from us at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to us and to honor its purchase obligations is in question. In June 2017, we amended the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. A key condition of the amendments required Awilco to raise a minimum of $25 million of equity, which was successfully completed in May 2017. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel of charter hire from July 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts.

In July 2017, we completed loan extensions on the facilities secured by the two LNG carriers chartered to Awilco. The loans associated with these vessels, which were previously scheduled to mature between the second quarter of 2018 and the fourth quarter of 2018, have been extended to June 2020 on similar terms.
Charter Contracts for MALT LNG Carriers
Two of the six LNG carriers (or MALT LNG Carriers) in the Teekay LNG-Marubeni Joint Venture, the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016 and in January 2017 to extend the deferral period to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017. Our proportionate share of the estimated impact of the charter payment deferral for 2017 compared to original charter rates earned prior to December 31, 2015 is estimated to be a reduction to equity income ranging from $5 million to $7 million per quarter depending on any sub-chartering employment opportunities.

In May 2017, the Teekay LNG-Marubeni Joint Venture signed an 18-month charter contract (plus one-year extension option) with a major Japanese utility company, commencing in the fourth quarter of 2018. This charter contract will be serviced by the Methane Spirit, which is currently trading in the short-term market.

In July 2017, the Teekay LNG-Marubeni Joint Venture secured short-term charter contracts for two of its vessels trading in the short-term market. The Magellan Spirit commenced a six-month contract (plus two three-month option periods) in July 2017 and the Arwa Spirit will commence a 15-month charter contract in the fourth quarter of 2017.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (or SEC) on April 26, 2017.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses), a non-GAAP financial measure, as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently.

Summary

Our consolidated income from vessel operations decreased to $86.3 million for the nine months ended September 30, 2017, compared to $115.2 million in the same period last year. The primary reasons for this decrease, which are reflected in the table below and described following the table, are as follows:

•	write-downs of the European Spirit, African Spirit, Teide Spirit and Toledo Spirit conventional tankers in 2017;

•	a decrease in revenue recognized due to uncertainty of collection of hire relating to our six LPG carriers on charter to Skaugen in 2017; and

•	sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively;

partially offset by:

•
a loss on sale of vessels recorded in 2016 upon the charterer, Centrofin Management Inc. (or Centrofin), exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively; and

•	deliveries to us of the Creole Spirit, Oak Spirit and Torben Spirit LNG carrier newbuildings in February 2016, July 2016 and February 2017, respectively.

We manage our business and analyze and report our results from operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment. Details of the changes to our results from operations for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016 for each of our segments are provided below.

Liquefied Gas Segment

As at September 30, 2017, our liquefied gas segment fleet, including newbuildings, included 50 LNG carriers and 30 LPG/Multigas carriers, in which our interests ranged from 20% to 100%. However, the table below only includes the 16 LNG carriers and seven LPG/Multigas carriers that are accounted for under the consolidation method of accounting.

The table excludes eight LNG carrier newbuildings under construction as of September 30, 2017 and the following vessels and other assets accounted for under the equity method: (i) the six MALT LNG Carriers in which we have a 52% ownership interest, (ii) four LNG carriers relating to the Angola LNG project (or the Angola LNG Carriers) in which we have a 33% ownership interest, (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) in which we have a 40% ownership interest, (iv) four LNG carrier newbuildings in the Pan Union Joint Venture in which we have a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the other two LNG carrier newbuildings, (v) six ARC7 LNG carrier newbuildings in which we have a 50% ownership interest through a joint venture (or the Yamal LNG Joint Venture), (vi) two LNG carriers in which we have ownership interests ranging from 49% to 50% with Exmar N.V. (or the Exmar LNG Carriers), (vii) 20 LPG carriers and three LPG carrier newbuildings (or the Exmar LPG Carriers) relating to the Exmar LPG Joint Venture, and (viii) the assets for the development of an LNG receiving and regasification terminal in Bahrain in which we have a 30% ownership interest (or the Bahrain LNG Joint Venture). The comparison of the results from vessels and assets accounted for under the equity method are described below under Other Operating Results – Equity Income.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2017 and 2016, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2017 and

2016 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2017	2016
Voyage revenues	92,700	87,260	6.2
Voyage expenses	(716)	(175)	309.1
Net voyage revenues	91,984	87,085	5.6
Vessel operating expenses	(22,172)	(16,751)	32.4
Depreciation and amortization	(22,580)	(19,317)	16.9
General and administrative expenses(1)	(2,330)	(3,008)	(22.5)
Income from vessel operations	44,902	48,009	(6.5)
Operating Data:
Revenue Days (A)	2,077	1,893	9.7
Calendar-Ship-Days (B)	2,116	1,916	10.4
Utilization (A)/(B)	98.2%	98.8%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2017	2016
Voyage revenues	271,078	250,342	8.3
Voyage expenses	(1,664)	(418)	298.1
Net voyage revenues	269,414	249,924	7.8
Vessel operating expenses	(62,211)	(48,717)	27.7
Depreciation and amortization	(69,639)	(58,476)	19.1
General and administrative expenses(1)	(9,283)	(12,049)	(23.0)
Income from vessel operations	128,281	130,682	(1.8)
Operating Data:
Revenue Days (A)	5,997	5,466	9.7
Calendar-Ship-Days (B)	6,108	5,508	10.9
Utilization (A)/(B)	98.2%	99.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied gas segment’s total calendar-ship-days increased by 10.9% to 6,108 days for the nine months ended September 30, 2017 from 5,508 days for the same period in 2016 as a result of the deliveries of the Creole Spirit, Oak Spirit, and Torben Spirit on February 18, 2016, July 19, 2016 and February 28, 2017, respectively. During the nine months ended September 30, 2017, two of our consolidated vessels in this segment were off-hire for repairs, two vessels were off-hire for scheduled dry dockings, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to three consolidated vessels in this segment being off-hire for a combined 15 days and the Creole Spirit and Oak Spirit being idle for 12 days and 15 days, respectively, prior to their charter contract commencements in the same period last year. As a result, our utilization decreased to 98.2% for the nine months ended September 30, 2017, compared to 99.2% for the same period in 2016.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2017 from the same period last year, primarily as a result of:

•	increases of $4.3 million and $9.6 million for the three and nine months ended September 30, 2017, respectively, due to the Torben Spirit charter contract commencing on March 3, 2017;

•	increases of $2.6 million and $17.9 million for the three and nine months ended September 30, 2017, respectively, due to the Oak Spirit charter contract commencing on August 1, 2016;

•
increases of $1.2 million and $2.2 million for the three and nine months ended September 30, 2017, respectively, relating to amortization of in-process contracts recognized into revenue with respect to our shipbuilding and site supervision contract associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had corresponding increases in vessel operating expenses);

•
increases of $0.5 million and $5.6 million for the three and nine months ended September 30, 2017, respectively, primarily related to additional revenue recognized relating to the accelerated dry docking of two LNG carriers, the costs of which will be recoverable from the charterer, and greater operating expenses (however, we had corresponding increases in vessel operating expenses); and

•	an increase of $4.9 million for the nine months ended September 30, 2017 due to the Creole Spirit charter contract commencing on February 29, 2016;

partially offset by:

•
decreases of $6.3 million and $15.7 million for the three and nine months ended September 30, 2017, respectively, due to uncertainty of collection of hire receipts relating to our six LPG carriers on charter to Skaugen in 2017;

•
a decrease of $2.4 million for the nine months ended September 30, 2017 relating to 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers; and

•	a decrease of $2.2 million for the nine months ended September 30, 2017 due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2017, respectively, compared to the same periods last year, primarily as a result of the deliveries of the Oak Spirit and Torben Spirit; increases under to our agreement to provide shipbuilding and site supervision costs associated with the four LNG newbuilding carriers in the Pan Union Joint Venture (however, we had corresponding increases in net voyage revenues); and increases for two of our LNG carriers as a result of timing of main engine maintenance (however, we had corresponding increases in net voyage revenues).

Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2017, respectively, compared to the same periods last year primarily due to the deliveries of the Oak Spirit and Torben Spirit, and higher dry-dock amortization due to recent dry dockings of our LNG carriers.

Conventional Tanker Segment

As at September 30, 2017, our conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, three of which we own (including the European Spirit, which is classified as held for sale) and two of which we lease under capital leases. All but one of our conventional tankers operate under fixed-rate charters; the European Spirit has been trading in the spot market as we continue to market it for sale.

The following table compares our conventional tanker segment’s operating results for the three and nine months ended September 30, 2017 and 2016, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2017 and 2016 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2017	2016
Voyage revenues	11,585	13,398	(13.5)
Voyage expenses	(750)	(180)	316.7
Net voyage revenues	10,835	13,218	(18.0)
Vessel operating expenses	(4,552)	(5,304)	(14.2)
Depreciation and amortization	(2,400)	(4,724)	(49.2)
General and administrative expenses(1)	(463)	(565)	(18.1)
Write-down and loss on sales of vessels	(38,000)	—	100.0
(Loss) income from vessel operations	(34,580)	2,625	(1,417.3)
Operating Data:
Revenue Days (A)	460	552	(16.7)
Calendar-Ship-Days (B)	460	552	(16.7)
Utilization (A)/(B)	100.0%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2017	2016
Voyage revenues	35,291	45,328	(22.1)
Voyage expenses	(2,235)	(936)	138.8
Net voyage revenues	33,056	44,392	(25.5)
Vessel operating expenses	(13,902)	(17,603)	(21.0)
Depreciation and amortization	(8,255)	(12,045)	(31.5)
General and administrative expenses(1)	(2,309)	(2,816)	(18.0)
Write-down and loss on sales of vessels	(50,600)	(27,439)	84.4
Loss from vessel operations	(42,010)	(15,511)	170.8
Operating Data:
Revenue Days (A)	1,501	1,887	(20.5)
Calendar-Ship-Days (B)	1,535	1,887	(18.7)
Utilization (A)/(B)	97.8%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Our conventional tanker segment's total calendar ship days decreased by 18.7% to 1,535 days for the nine months ended September 30, 2017 from 1,887 days for the same period in 2016 primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During the nine months ended September 30, 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold, compared to no off-hire days during the same period last year. As a result, our utilization decreased to 97.8% for the nine months ended September 30, 2017 compared to 100.0% for the same period in 2016.

Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2017 from the same period last year, primarily as a result of decreases of $2.0 million and $12.0 million for the three and nine months ended September 30, 2017, respectively, due to the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2017 compared to the same period last year, primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit.

Depreciation and Amortization. Depreciation and amortization decreased for the three and nine months ended September 30, 2017 from the same periods last year, primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit, and the reclassification of the European Spirit to held for sale in the second quarter of 2017.

Write-down and Loss on Sales of Vessels. During the three and nine months ended September 30, 2017, we recorded write-downs of $38.0 million and $50.6 million, respectively. During the second quarter of 2017, we recorded a write-down of the European Spirit of $12.6 million as we commenced marketing the vessel for sale upon the charterer of the vessel notifying us it was redelivering the vessel back to us upon completion of its charter contract in August 2017. During the third quarter of 2017, we recorded a write-down of the African Spirit of $12.5 million as we received notification from the charterer of the vessel in August 2017 that it would redeliver the vessel back to us upon completion of its charter contract in November 2017. In August 2017, the charterer of the Teide Spirit gave formal notification to us of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received. In October 2017, the charterer notified us that it is marketing the Teide Spirit for sale and, upon sale of the vessel, it would concurrently terminate its existing charter contract with us. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given our prior experience with this charterer, we expect it will also cancel the charter contract and sell the Toledo Spirit to a third party in 2018. We recorded a $25.5 million write-down on a combined basis in respect of the Teide Spirit and Toledo Spirit for the three and nine months ended September 30, 2017. During the nine months ended September 30, 2016, we incurred losses on the sales of the Bermuda Spirit and Hamilton Spirit totaling $27.4 million.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $2.8 million and $11.6 million for the three and nine months ended September 30, 2017, respectively, from $3.6 million and $14.9 million for the same periods last year, primarily due to lower levels of business development activities.

Equity Income. Equity income was $1.4 million and $6.8 million for the three and nine months ended September 30, 2017, respectively, compared to $13.5 million and $52.6 million for the same periods last year as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Three months ended September 30, 2017	3,987	1,990	(2,112)	(4,633)	2,973	(788)	1,417
Three months ended September 30, 2016	7,007	2,536	2,978	(4,232)	5,424	(199)	13,514
Difference	(3,020)	(546)	(5,090)	(401)	(2,451)	(589)	(12,097)

(in thousands of U.S. Dollars)	Nine Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income
Nine months ended September 30, 2017	10,633	6,627	(1,765)	(15,019)	11,898	(5,577)	6,797
Nine months ended September 30, 2016	5,241	6,718	14,796	9,912	16,329	(417)	52,579
Difference	5,392	(91)	(16,561)	(24,931)	(4,431)	(5,160)	(45,782)
The $(3.0) million decrease and $5.4 million increase for the three and nine months ended September 30, 2017, respectively, in our 33% investment in the four Angola LNG Carriers were primarily due to mark-to-market changes on non-designated derivative instruments. The mark-to-market changes resulted from changes in long-term LIBOR benchmark interest rates for interest rate swaps compared to the same periods last year.

The $5.1 million and $16.6 million decreases for the three and nine months ended September 30, 2017, respectively, in our 50% ownership interest in the Exmar LPG Joint Venture were primarily due to more vessels trading in the spot market at lower rates during 2017 compared to higher fixed rates earned in the same period last year, the scheduled dry dockings of the Eupen and Brussels in the second and third quarters of 2017, respectively; and the sale of the Brugge Venture in January 2017. These decreases were partially offset by revenues earned from four LPG carrier newbuildings that delivered to the Exmar LPG Joint Venture between June 2016 and July 2017.

The $24.9 million decrease for the nine months ended September 30, 2017 in our 52% investment in the MALT LNG Carriers was primarily due to a settlement payment awarded to the joint venture in 2016 for the disputed contract termination relating to the Magellan Spirit, of which our proportionate share was $20.3 million; a further deferral effective August 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit that are chartered to service the YLNG plant in Yemen, which has been closed since 2015; and lower spot rates earned on the redeployment of the Magellan Spirit and Methane Spirit after their short-term charter contracts ended in June 2016 and July 2016, respectively.
The $2.5 million and $4.4 million decreases for the three and nine months ended September 30, 2017, respectively, in our 40% ownership interest in the RasGas 3 LNG Carriers were primarily due to higher interest rate expense resulting from the completion of debt refinancing in December 2016 and unrealized losses on interest rate swaps.
The $0.6 million and $5.2 million decreases for the three and nine months ended September 30, 2017, respectively, in our other equity-accounted investments were primarily due to unrealized losses on interest rate swaps relating to our 30% ownership interest in the Bahrain LNG Joint Venture in the second quarter of 2017.

Interest Expense. Interest expense increased to $20.1 million and $57.6 million for the three and nine months ended September 30, 2017, respectively, from $15.6 million and $42.9 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•
increases of $1.9 million and $9.4 million for the three and nine months ended September 30, 2017, respectively, relating to interest incurred on the capital lease obligations for the Creole Spirit, Oak Spirit and Torben Spirit commencing upon their deliveries in 2016 and 2017; and

•
increases of $1.4 million and $4.5 million for the three and nine months ended September 30, 2017, respectively, as a result of our issuances of NOK bonds in October 2016 and January 2017, net of our NOK bond repurchases in October 2016 and the maturity of certain of the NOK bonds in May 2017; and

•
increases of $1.3 million and $2.8 million for the three and nine months ended September 30, 2017, respectively, as a result of interest expense accretion on the Pan Union Joint Venture crew training and site supervision obligation, and higher LIBOR rates net of debt principal repayments;

partially offset by:

•
decreases of $0.5 million and $3.5 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods last year, due to increases in capitalized interest relating to additional advances to the Yamal LNG Joint Venture and Bahrain LNG Joint Venture for newbuilding installments and construction costs.

Realized and Unrealized (Losses) Gains on Non-designated Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were $(2.2) million and $(8.4) million for the three and nine months ended September 30, 2017, respectively, as compared to net realized and unrealized (losses) gains of $5.0 million and $(50.4) million in the same periods last year as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(4,528)	1,775	(2,753)	(6,494)	8,436	1,942
Interest rate swaption agreements	—	285	285	—	1,992	1,992
Toledo Spirit time-charter derivative	646	(356)	290	(10)	1,080	1,070
	(3,882)	1,704	(2,178)	(6,504)	11,508	5,004

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2017			2016
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(13,813)	4,211	(9,602)	(19,750)	(18,441)	(38,191)
Interest rate swaption agreements	—	427	427	—	(16,765)	(16,765)
Interest rate swaption agreements termination	(610)	—	(610)	—	—	—
Toledo Spirit time-charter derivative	526	884	1,410	620	3,930	4,550
	(13,897)	5,522	(8,375)	(19,130)	(31,276)	(50,406)

As at September 30, 2017 and 2016, we had interest rate swap agreements, excluding our swap agreements with future commencement dates, with aggregate average net outstanding notional amounts of approximately $716 million and $756 million, respectively, with average fixed rates of 3.4% and 3.8% for the respective three-month periods then ended. The decreases in realized losses relating to our interest rate swaps from 2016 to 2017 were primarily due to an increase in LIBOR compared to the same periods last year, which decreased our settlement payments, and expiration of certain interest rate swaps, which were not renewed.

During the three months ended September 30, 2017, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from reclassification of $2.5 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2017.

During the nine months ended September 30, 2017, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from reclassification of $7.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps partially offset by $6.7 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2017.

During the three months ended September 30, 2017, we also recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $2.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $2.0 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to June 30, 2017.

During the nine months ended September 30, 2017, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from reclassification of $5.9 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $2.4 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2017.

The projected forward average tanker rates in the tanker market decreased at September 30, 2017, compared to the beginning of 2017, which resulted in $0.9 million of unrealized gains on our Toledo Spirit time-charter derivative for the nine months ended September 30, 2017. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. Please read “Item 1 - Financial Statements: Note 9c - Related Party Transactions".

During the three months ended September 30, 2016, we recognized unrealized gains on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $5.7 million of unrealized gains relating to increases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2016, and reclassification of $4.4 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the nine months ended September 30, 2016, we recognized unrealized losses on our interest rate swap and swaption agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $43.5 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2016, partially offset by reclassification of $13.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

During the three months ended September 30, 2016, we recognized unrealized gains on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from reclassification of $2.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $1.7 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to June 30, 2016.

During the nine months ended September 30, 2016, we recognized unrealized losses on our interest rate swap agreements associated with our EURO-denominated long-term debt. This resulted from $11.5 million of unrealized losses relating to decreases in long-term forward EURIBOR benchmark interest rates, relative to the beginning of 2016, partially offset by reclassification of $6.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

The projected forward average tanker rates in the tanker market decreased at September 30, 2016, compared to June 30, 2016 and the beginning of 2016, which resulted in $1.1 million and $3.9 million, respectively, of unrealized gains on our Toledo Spirit time-charter derivative.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were $(5.1) million and $(24.5) million for the three and nine months ended September 30, 2017, respectively, compared to $0.5 million and $(10.1) million for the same periods last year. These foreign currency exchange (losses) gains are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended September 30, 2017, foreign currency exchange losses included realized losses of $1.6 million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $17.9 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of 6.1 million. These losses were partially offset by unrealized gains of $20.5 million on our cross-currency swaps.

For the nine months ended September 30, 2017, foreign currency exchange losses included realized losses of $7.2 million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $29.1 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $20.6 million. These losses were partially offset by unrealized gains of $32.4 million on our cross-currency swaps.

For the three months ended September 30, 2016, foreign currency exchange gains included unrealized gains of $20.2 million on our cross-currency swaps, which was partially offset by realized losses of $2.3 million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $14.7 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $2.4 million.

For the nine months ended September 30, 2016, foreign currency exchange losses included realized losses of $6.9 million on our cross-currency swaps, the unrealized losses on the revaluation of our NOK-denominated debt of $31.6 million, and unrealized losses on the revaluation of our Euro-denominated cash, restricted cash and debt of $7.2 million. These losses were partially offset by unrealized gains of $35.0 million on our cross-currency swaps.

Other Comprehensive Income (Loss) (OCI). OCI was $0.5 million and $0.8 million for the three and nine months ended September 30, 2017, respectively, compared to $3.4 million and $(13.1) million for the same periods last year, due to changes in the valuation of interest rate swaps accounted for using hedge accounting within Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), in which we own a 70% interest, and certain of our equity-accounted joint ventures. During the three and nine months ended September 30, 2017 and three months ended September 30, 2016, we recognized unrealized gains on our interest rate swaps accounted for using hedge accounting relating to reclassification of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates, relative to June 30, 2017, the beginning of 2017, and June 30, 2016, respectively. During the nine months ended September 30, 2016, we recognized unrealized losses on our interest rate swaps accounted for using hedge accounting relating to decreases in long-term forward LIBOR benchmark interest rates, relative to the beginning of 2016.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Our primary liquidity needs for the remainder of 2017 through 2018 include payment of our quarterly distributions, including payments of distributions on our common units and Series A and Series B Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from financings, proceeds from equity offerings, and dividends from our equity-accounted joint ventures. For the remainder of 2017 through 2018, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations and receive as dividends from our equity-accounted joint ventures, will be sufficient to finance a portion of our liquidity needs, including the equity portion of our committed capital expenditures. Our remaining liquidity needs include the requirement to secure financing for an adequate portion of our committed capital expenditures, to refinance our loan facilities maturing in 2018, to repay our NOK-denominated bonds due in 2018 and, possibly, to fund the potential exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into (please read “Item 1 - Financial Statements: Note 11c - Commitments and Contingencies"). Please read “Item 1 - Financial Statements: Note 11b - Commitments and Contingencies” for information about required funding over the next 12 months. We already have committed debt financing in place for the following vessels and projects: all five of our wholly-owned LNG carriers under construction (of which two were delivered to us in October and November 2017) that will be chartered to a wholly-owned subsidiary of Shell; our wholly-owned LNG carrier under conversion to a floating storage unit (or FSU) for the Bahrain LNG Joint Venture; our wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP; the vessels under construction in the Pan Union Joint Venture, of which one was delivered to us in October 2017; two of the three LPG carrier newbuildings in the Exmar LPG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. We are actively seeking debt financings for one wholly-owned LNG carrier under construction, the six LNG carriers under construction for the Yamal LNG Joint Venture, for one LPG carrier newbuilding in the Exmar LPG Joint Venture, and for the other requirements described above.

Our liquidity needs beyond 2018 are currently expected to decline compared to the remainder of 2017 and 2018, as a majority of our capital expenditure commitments relate to the remainder of 2017 and 2018. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

Our revolving credit facilities, term loans and capital leases are described in "Item 1 - Financial Statements: Note 5 - Vessel Charters and Note 7 - Long-Term Debt". They contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or organizational structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into new lines of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and capital leases, which would have a significant impact on our short-term liquidity requirements. As at September 30, 2017, we and our affiliates were in compliance with all covenants relating to our credit facilities, term loans and capital leases.

As at September 30, 2017, we had two facilities with an aggregate outstanding loan balance of $95.1 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 135%, which as at September 30, 2017 ranged from 121% to 232%. The vessel values were determined using current market values for comparable second-hand vessels. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at September 30, 2017, our consolidated cash and cash equivalents were $161.0 million, compared to $126.1 million at December 31, 2016. Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $251.0 million as at September 30, 2017, compared to $369.8 million as at December 31, 2016. The decrease in total consolidated liquidity was primarily due to repayment of NOK bonds in May 2017; funding of our projects, including advances to the Bahrain LNG Joint Venture and Yamal LNG Joint Venture; and an equity contribution into the Teekay LNG-Marubeni Joint Venture. These cash expenditures were partially offset by proceeds from our NOK bond issuance in January 2017, proceeds from our sale-leaseback transactions completed during 2017, and dividends and return of capital received from our equity-accounted joint ventures.

As at September 30, 2017, we had a working capital deficit of $527.8 million, which is primarily the result of: an aggregate amount of $296.4 million of our credit facilities being classified as current portion of long-term debt due to their maturity dates in mid-2018; $113.0 million of our NOK bonds being classified as current due to their maturity dates in September 2018; and $51.1 million of current capital lease obligations relating to two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. However, we believe that the owner will not exercise its options to require us to purchase either of the two vessels, but rather we expect that the owner will cancel the charter contracts when the cancellation right is first exercisable (in November 2017 and August 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment (please read "Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations: Significant Developments in 2017 - Conventional Tankers"). We expect to manage our working capital deficit primarily with net operating cash flow and dividends from our equity-accounted joint ventures, equity issuances such as our recent issuance of our Series B Preferred Units in October 2017, debt refinancings (including the refinancing of a revolving facility in November 2017), sale-leaseback financings, and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2017, we had undrawn revolving credit facilities of $90.0 million. Please read “Item 1 - Financial Statements: Note 11b - Commitments and Contingencies” for information about required funding over the next 12 months.

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2017	2016
Net cash flow from operating activities	127,224	150,921
Net cash flow used for financing activities	(4,645)	(117,591)
Net cash flow (used) from investing activities	(87,717)	132,584

Operating Cash Flows. Net cash flow from operating activities decreased to $127.2 million for the nine months ended September 30, 2017, from $150.9 million for the same period last year, primarily due to the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit; reduced revenues in 2017 for uncollected hire invoices relating to our six LPG carriers on charter to Skaugen; 35 days of unscheduled off-hire in the second quarter of 2017 due to repairs required for one of our LNG carriers; the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking; an increased amount of dry-docking expenditures for the nine months ended September 30, 2017; a decrease in the amount of dividends received from our equity-accounted joint ventures; and one additional calendar day in the first quarter of 2016. These decreases were partially offset by the deliveries of the Creole Spirit, Oak Spirit and Torben Spirit and commencement of their charter contracts in February 2016, August 2016 and March 2017, respectively; six days of scheduled off-hire during the first quarter of 2016 due to an in-water survey for the Catalunya Spirit; and the timing of settlement of advances to and from affiliates.

Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends received from equity-accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessels’ maintenance schedule.

Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of our equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.

Financing Cash Flows. Net cash flow used for financing activities decreased to $4.6 million for the nine months ended September 30, 2017, from $117.6 million for the same period last year, primarily due to: lower debt prepayments and repayments totaling $133.7 million as the term loans associated with the sales of the Bermuda Spirit and Hamilton Spirit were prepaid in 2016; and a decrease in restricted cash of $9.1 million primarily due to changes in the amount of margin call collateral related to our NOK cross-currency swaps. These decreases in cash flows used for financing activities during the nine months ended September 30, 2017 were partially offset by: $11.4 million decrease in net proceeds from issuance of long-term debt primarily due to timing of drawdowns on certain of our existing debt facilities; a $9.9 million increase in capital lease repayments due to the sale-leaseback financing transactions completed on the Creole Spirit, Oak Spirit and Torben Spirit, and a $8.4 million increase in cash distributions paid as a result of the issuance of our Series A Preferred Units in October 2016.

Investing Cash Flows. Net cash flow (used) from investing activities was $(87.7) million for the nine months ended September 30, 2017, compared to $132.6 million for the same period last year. We used $350.1 million in cash, primarily for newbuilding installment payments and shipbuilding supervision costs for our LNG carrier newbuildings, during the nine months ended September 30, 2017, compared to $302.3 million during the same period last year; in March 2017, we received $20.6 million in proceeds from the sale of the Asian Spirit, compared to $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016; we contributed $143.5 million to our equity-accounted joint ventures for the nine months ended September 30, 2017 compared to $33.0 million during the same period last year, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project; we received of $335.8 million of net proceeds from the sale-leaseback financing transactions completed on the Torben Spirit and five of our wholly-owned LNG carrier newbuildings during the nine months ended September 30, 2017, compared to $355.3 million in the same period last year from the sale-leaseback financing transactions completed for the Creole Spirit and Oak Spirit; and a $9.1 million decrease in receipts from direct financing leases primarily due to our lease payment deferral agreement with Awilco. The net decrease of cash from investing activities was partially offset by a $40.3 million return of capital we received during the nine months ended September 30, 2017 from the RasGas 3 Joint Venture, in which we have a 40% ownership interest, upon completion of its debt refinancing, compared to no distributions received during the same period last year.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at September 30, 2017:

	Total	Remainder of 2017	2018	2019	2020	2021	Beyond 2021
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)
Scheduled repayments	428.8	31.4	96.5	68.7	61.2	31.1	139.9
Repayments at maturity(2)	854.2	10.2	367.4	10.2	148.8	152.3	165.3
Commitments under capital leases(3)	1,049.9	44.7	138.9	119.5	118.9	110.2	517.7
Commitments under operating leases(4)	274.7	5.9	23.9	23.9	23.9	23.9	173.2
Newbuilding installments/shipbuilding supervision(5)	2,349.3	487.9	1,092.7	570.8	197.9	—	—
Total U.S. Dollar-denominated obligations	4,956.9	580.1	1,719.4	793.1	550.7	317.5	996.1
Euro-Denominated Obligations(6)
Long-term debt(7)	233.8	4.5	140.2	10.0	10.8	11.5	56.8
Total Euro-denominated obligations	233.8	4.5	140.2	10.0	10.8	11.5	56.8
Norwegian Kroner-Denominated Obligations(6)
Long-term debt(8)	389.3	—	113.0	—	125.6	150.7	—
Total Norwegian Kroner-Denominated obligations	389.3	—	113.0	—	125.6	150.7	—
Totals	5,580.0	584.6	1,972.6	803.1	687.1	479.7	1,052.9

(1)
Excludes expected interest payments of $8.7 million (remainder of 2017), $28.8 million (2018), $22.3 million (2019), $17.6 million (2020), $11.6 million (2021) and $33.2 million (beyond 2021). Expected interest payments reflect the refinancing completed in November 2017 of one of our revolving credit facility and are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2017, plus margins on debt that has been drawn that range up to 2.80% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that we have used as an economic hedge for certain of our variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in our equity-accounted joint ventures.

(2)	The repayment amounts reflect the November 2017 refinancing of one of our revolving credit facilities maturing in 2017 with a new $190 million revolving credit facility maturing in November 2018.

(3)
Includes, in addition to lease payments, amounts we may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For two of our 10 capital lease obligations, the lessor has the option to sell two Suezmax tankers to us at any time during the remaining lease terms; however, in this table we have assumed the lessor will not exercise its right to sell the two Suezmax tankers to us until after the lease terms expire, which is during late-2017 to mid-2018. The purchase price for any Suezmax tanker we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which is included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 - Financial Statements: Note 5 - Vessel Charters”.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $244.4 million under these leases from the remainder of 2017 to 2029.

(5)
As of September 30, 2017, we had agreements for the construction of eight wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $1.2 billion, including estimated interest and construction supervision fees. As of September 30, 2017, we had secured $1.0 billion of financing related to the commitments for seven of the eight LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, we agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund our proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments totaled $165.5 million as of September 30, 2017. However, as part of this agreement with Shell, we expect to recover $4.7 million of the shipbuilding supervision and crew training costs from Shell between the remainder of 2017 and 2019, and the Pan Union Joint Venture has secured financing of $128 million based on our proportionate share of the remaining newbuilding installments as of September 30, 2017.
In July 2014, the Yamal LNG Joint Venture, in which we have a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings. As at September 30, 2017, our 50% share of the estimated remaining costs for these six newbuildings totaled $811.6 million. The Yamal LNG Joint Venture intends to secure financing for these newbuildings.
The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, is developing a LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $889 million. As at September 30, 2017, our 30% share of the estimated remaining costs is $151.4 million, of which the Bahrain LNG Joint Venture has secured debt financing of $152 million.
The table above includes our proportionate share of the newbuilding costs for three LPG carrier newbuildings scheduled for delivery during 2018 in the Exmar LPG Joint Venture. As at September 30, 2017, our 50% share of the estimated remaining costs for these three newbuildings totaled $55.1 million, including estimated interest and construction supervision fees. Exmar LPG Joint Venture has secured financing of $56 million for the three LPG carrier newbuildings.

(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2017.

(7)
Excludes expected interest payments of $0.7 million (remainder of 2017), $1.5 million (2018), $0.2 million (2019), $0.2 million (2020), $0.2 million (2021) and $0.2 million (beyond 2021). Expected interest payments are based on EURIBOR at September 30, 2017, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)
Excludes expected interest payments of $5.4 million (remainder of 2017), $18.9 million (2018), $16.0 million (2019), $13.1 million (2020), and $5.1 million (2021). Expected interest payments are based on NIBOR at September 30, 2017, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2017. The expected interest payments do not reflect the effect of the related cross-currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that we believe will have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Notes to Consolidated Financial Statements: Note 6 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2016.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in 'Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2016, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 - Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2016. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At September 30, 2017, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at September 30, 2017, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2017 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•
our liquidity needs and meeting our going concern requirements, including our anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our expectation that we will have sufficient liquidity for the remainder of 2017 through 2018;

•	our expected sources of funds for liquidity and working capital needs, our ability to enter into vessel financings, new bank financings and to refinance existing indebtedness;

•
our expectation that the owner for two of our Suezmax tankers under capital leases, the Teide Spirit and the Toledo Spirit, will cancel the related charter contracts for the vessels in 2017 and 2018 and sell them to third parties, rather than requiring us to purchase the vessels under the capital leases;

•	our ability to comply with the financial covenants of our credit facilities, term loans and capital leases;

•	our ability to enter into new or replacement charters for our vessels;

•	growth prospects and future trends of the markets in which we operate;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot LNG, LPG and tanker charter rates;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels’ ability to perform to specifications and maintain their hire rates in the future;

•
our expectations regarding the ability of Skaugen, YLNG, Awilco and our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts, including obligations relating to two of our LNG carriers completing charters with Awilco in 2019;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charter or whose charter contract are expiring;

•	our expectations regarding our ability to sell the European Spirit;

•
the future resumption of the LNG plant in Yemen operated by YLNG, the expected repayment of deferred hire amounts on our two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to our equity income in 2017 as a result of the charter payment deferral;

•	our expectations regarding the expected charter contract commencement for two of our 52% owned LNG carriers in the Teekay LNG-Marubeni Joint Venture;

•	expected purchases and deliveries of newbuilding vessels, the newbuildings’ commencement of service under charter contracts, and estimated costs for newbuilding vessels;

•	the ability of us and our joint venture partners to obtain financing for unfinanced newbuilding vessels under construction;

•	expected financing for capital expenditures, vessel installments and our joint ventures;

•
our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture and Bahrain LNG project and our expectations regarding the supply, modification, charter and timing of completion of the conversion of the FSU vessel for the project;

•	the expected cost of supervision and crew training in relation to the Pan Union Joint Venture, and our expected recovery of a portion of those costs;

•	our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	the potential impact of new accounting guidance;

•	our expectations regarding the possibility of goodwill impairment;

•	anticipated taxation of our partnership and its subsidiaries;

•	our establishment of Teekay Multigas Pool L.L.C. and the expected size thereof; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production or price of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts or remaining financing for our newbuilding carriers or other vessels; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our ability to fund our liquidity need through the end of 2018, including our ability to obtain required debt finance and access additional cash and capital; our and our joint ventures’ potential inability to raise financing for existing newbuildings, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity and debt markets; LNG or LPG project delays or abandonment; potential failure of the Yamal LNG Project to be completed for any reason, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Skaugen or Awilco to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; failure to materialize of assumptions underlying our estimates of U.S. federal taxable income to a holder of our units in a given year; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2016. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2017, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date
	Remainder of 2017					There-after		Fair Value Liability

		2018	2019	2020	2021		Total		Rate (1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	41.6	463.9	78.9	210.0	183.4	295.2	1,273.0	(1,237.8)	2.8%
Variable Rate (Euro)(3)(4)	4.5	140.2	10.0	10.8	11.5	56.8	233.8	(224.6)	1.2%
Variable Rate (NOK)(4)(5)	—	113.0	—	125.6	150.7	—	389.3	(395.5)	5.6%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	37.2	85.1	58.2	62.5	56.8	404.5	704.3	(704.3)	4.4%
Average Interest Rate(7)	4.5%	5.2%	4.6%	4.6%	4.6%	4.1%	4.4%
Interest Rate Swaps: (8)
Contract Amount ($U.S.)(9)	34.8	242.5	165.4	188.1	35.9	241.3	908.0	(50.0)	3.4%
Average Fixed Pay Rate(2)	4.5%	3.6%	2.7%	3.3%	3.4%	3.4%	3.4%
Contract Amount (Euro)(4)(10)	4.5	140.2	10.0	10.7	11.6	56.8	233.8	(30.8)	3.1%
Average Fixed Pay Rate(3)	3.1%	2.6%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average interest rates for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of September 30, 2017 ranged from 0.30% to 2.80%. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt”.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts exclude a non-interest bearing loan of $10.0 million and reflect the refinancing completed in November 2017 of one of our revolving credit facility scheduled to mature in 2017 with a new $190.0 million revolving credit facility maturing in November 2018.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2017.

(5)
Interest payments on our NOK-denominated debt and on our cross-currency swaps are based on NIBOR. Our NOK-denominated bonds have been economically hedged with cross-currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at rates ranging from 5.92% to 7.70%, and the transfer of principal locked in at $430.5 million upon maturities. Please see below in the foreign currency fluctuation section and read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)
The table above does not reflect our swaption agreements, whereby we have a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require us to enter into an interest rate swap at a fixed rate. If we or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at September 30, 2017 was a liability of $0.5 million. Please read “Item 1 - Financial Statements: Note 10 - Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The time-charter contract expires in August 2025, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At September 30, 2017, the fair value of this derivative asset was $2.4 million and the change from December 31, 2016 to September 30, 2017 has been reported in realized and unrealized (loss) gain on non-designated derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 197.9 million Euros ($233.8 million) and Euro-denominated restricted cash deposits of 19.5 million Euros ($23.1 million), respectively, as at September 30, 2017. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross-currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross-currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross-currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2018 through 2021, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross-currency swaps as cash flow hedges of our NOK-denominated bonds due in 2018 through 2021. Please read “Item 1 – Financial Statements: Note 10 – Derivative Instruments and Hedging Activities”. At September 30, 2017, the fair value of our cross-currency swaps was a net liability of $41.3 million and the change from December 31, 2016 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized (loss) gain on non-designated derivative instruments and foreign currency exchange (loss) gain.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-220967) FILED WITH THE SEC ON OCTOBER 16, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: November 24, 2017	By:	/s/ Edith Robinson
Edith Robinson
Secretary